UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

NEUROBO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

Hwan Kim, Esq.

Sheppard Mullin Richter & Hampton LLP

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, DC 20006-6801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JK BioPharma Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,817,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,817,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* CO

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Dae Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,170
	8	SHARED VOTING POWER 1,817,842
	9	SOLE DISPOSITIVE POWER 800,170
	10	SHARED DISPOSITIVE POWER 1,817,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019)
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeong Gyun Oh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,817,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,817,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ Excludes shares beneficially owned by Eun Soo Kang, Mr. Oh’s spouse.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (Based upon 15,633,333 shares issued and outstanding as of December 30, 2019))
14	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 177 Huntington Avenue, Suite 1700, Boston, Massachusetts 02115.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by Dr. Sun Dae Kang, Mr. Jeong Gyun Oh, and JK BioPharma Solutions, Inc. (“JK”), a Maryland corporation (together, the “Reporting Persons”).

(b)       The business address of Dr. Kang and Mr. Oh and address of the principal executive offices of JK is 1 Research Court, Suite 370, Rockville, MD 20850.

(c)       Dr. Kang’s principal occupation is director of JK. Mr. Oh’s principal occupation is director of JK. The principal business of JK is biotechnology consulting.

(d)       During the last five years, none of the Reporting Persons, or in the case of JK, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Dr. Kang and Mr. Oh are citizens of the Republic of Korea.

Item 3. Source and Amount of Funds and Other Consideration.

On December 30, 2019, NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“Private NeuroBo”), and GR Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Gemphire Therapeutics Inc. (“Gemphire”), merged with and into Private NeuroBo, with Private NeuroBo continuing as a wholly-owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”).

Immediately prior the closing of the Merger, Dr. Kang and JK were stockholders of Private NeuroBo. Pursuant to the Merger, the capital stock of Private NeuroBo previously held by Dr. Kang was converted into 800,170 shares of Common Stock, and the capital stock and convertible promissory notes of Private NeuroBo held by JK were converted into 1,817,842 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated by reference into this Item 4, as applicable.

Except in Mr. Oh’s capacity as a director of the Issuer and as set forth herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       JK owns 1,817,842 shares of Common Stock. Dr. Kang owns 800,170 shares of Common Stock and may be deemed a beneficial owner of JK’s 1,817,842 shares due to the fact that Dr. Kang is one of two directors of JK. Mr. Oh may be deemed a beneficial owner of JK’s 1,817,842 shares due to the fact that Mr. Oh is one of two directors of JK. The corresponding ownership percentages are 11.6%, 16.7%, and 11.6%, respectively (based upon 15,633,333 shares issued and outstanding as of December 30, 2019). Dr. Kang’s beneficial ownership excludes (and he disclaims beneficial ownership of) 240,051 shares of Common Stock held by each of his adult daughters, Min Ji Kang, Eun Soo Kang, and Yeon Joo Kang (720,153 shares of Common Stock in the aggregate) because he has no voting or dispositive power with respect to such shares. Such shares are noted and this disclosure is provided supplementally and for informational purposes only. Mr. Oh’s beneficial ownership excludes (and he disclaims beneficial ownership of) 240,051 shares of Common Stock held by his spouse, Eun Soo Kang. Such shares are noted and this disclosure is provided supplementally and for informational purposes only.

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(b)       JK holds shared voting and dispositive power over all shares of Common Stock that it beneficially owns with Dr. Kang and Mr. Oh. Dr. Kang, as director of JK, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by JK, and sole voting and dispositive power over all shares that he owns directly. Mr. Oh, as director of JK, may be deemed to hold shared voting and dispositive power over all shares of Common Stock owned directly by JK.

(c)       The information set forth in Item 3 hereof is incorporated by reference into this Item 5(c), as applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement of Joint Filing

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2020

JK BioPharma Solutions, Inc. By: /s/ Jeong Gyun Oh Name: Jeong Gyun Oh Title: President and CEO

By: /s/ Sun Dae Jang Name: Sun Dae Kang

By: /s/ Jeong Gyun Oh Name: Jeong Gyun Oh

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Exhibit A

Agreement of Joint Filing

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 9, 2020

JK BioPharma Solutions, Inc. By: Name: Title:

By: Name: Sun Dae Kang

By: Name: Jeong Gyun Oh

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